Exhibit 99.2

China Yuchai Adopts Share Buyback Plan

SINGAPORE, June 7, 2024 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) today announced that its Board of Directors has approved a share buyback plan under which the Company may repurchase its ordinary shares up to US$40 million in dollar amount or 4 million in number (whichever occurs earlier).

Under the share buyback plan, the Company may repurchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, and/or by other legally permissible means in accordance with applicable laws and regulations. The timing of repurchases and the number and value of shares to be repurchased under the plan will depend on a number of factors, including the market price of the Company’s shares, general market and economic conditions, and relevant legal and regulatory requirements (including, as applicable, Rule 10b-18 and/or Rule 10b5-1).

The Company plans to fund repurchases under the share buyback plan from operating cash flow and the existing cash balance. The Company’s Board of Directors will review the share buyback plan periodically and may authorize adjustment of its terms and size, and the plan may be suspended or discontinued at any time. The shares purchased under the share buyback plan will be held as treasury shares upon purchase.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. Yuchai also produces diesel power generators. The engines produced by Yuchai range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2023, Yuchai sold 313,493 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai group of entities’ operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com